EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland Diversified Real Estate Trust, Inc.:

We consent to the use of our report dated March 30, 2011, with respect to the consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for the years ended December 31, 2010 and 2009 and the period from June 30, 2008 (inception) through December 31, 2008, and the related financial statement schedule III and to the reference to our firm under the heading “Experts”, all included in Supplement No. 17 to the prospectus, in the registration statement on Form S-11 (registration number 333-153356), of Inland Diversified Real Estate Trust, Inc.

/s/ KPMG LLP

Chicago, Illinois

April 4, 2011